Ring Energy, Inc.
1725 Hughes Landing Blvd., Suite 900
The Woodlands, TX 77380
Telephone: 281-397-3699

June 15, 2023

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer O’Brien, Staff Accountant
Shannon Buskirk, Staff Accountant
Division of Corporation Finance
Office of Energy & Transportation

Re:	Ring Energy, Inc.
Form 8-K filed May 4, 2023
File No. 001-36057

Ladies and Gentlemen:

Set forth below is the response of Ring Energy, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 13, 2023 with respect to the Form 8-K referenced above. For your convenience, the text of the Staff comment is set forth below in bold followed by the response of the Company.

Form 8-K filed May 4, 2023

Exhibit 99.1

First Quarter 2023 Highlights and Recent Key Items, page 1

Comment 1.    We note your response to prior comment 9 and your proposed disclosure of the reconciliation necessary to derive the Leverage Ratio as set forth in your Second Amended and Restated Credit Agreement dated as of August 31, 2022. To the extent that this Leverage Ratio is a material covenant in your credit agreement, please revise your discussion to include the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity. Refer to Question 102.09 of the Non-GAAP Compliance and Disclosure Interpretations.

    Response: In future disclosures, the Company will include the limit required for compliance with its debt covenant regarding its Leverage Ratio, which must not be greater than 3.0 to 1.0. This debt covenant, as well as a summary description of the referenced credit agreement, is described in our Annual Report on Form 10-K for the year ended December 31, 2022. As the Company is well within compliance of this ratio's requirement, it does not have a concern regarding its financial condition or liquidity.

Set forth below is the leverage ratio calculation as of the Company’s most recent fiscal quarter end and it is in the format the Company intends to use in future releases.

	(Unaudited)
	For the three months ended			Last Three Quarters Annualized
EBITDAX Calculation:	September 30, 2022	December 31, 2022	March 31, 2023

Consolidated Net Income (Loss)	$75,085,891	$14,492,669	$32,715,779	$163,059,119
Plus: Consolidated Interest Expense	7,021,381	9,468,688	10,390,279	35,840,464
Plus: income tax expense	4,315,783	2,541,980	2,029,943	11,850,275
Plus: depreciation, depletion and amortization	14,324,502	20,885,774	21,271,671	75,309,263
Plus: non-cash charges acceptable to Administrative Agent	(45,926,132)	7,962,406	(7,823,887)	(61,050,151)
Consolidated EBITDAX	$54,821,425	$55,351,517	$58,583,785	$225,008,969
Plus: Pro Forma Acquired EBITDAX	22,486,182			29,981,576
Pro Forma Adjusted EBITDAX	$77,307,607	$55,351,517	$58,583,785	$254,990,545

Non-cash charges acceptable to Administrative Agent:
Asset retirement obligation accretion	$243,140	$365,747	$365,847
Unrealized loss (gain) on derivative	(47,712,305)	5,398,615	(10,133,430)
Share-based compensation	1,543,033	2,198,044	1,943,696
Total non-cash charges acceptable to Administrative Agent	$(45,926,132)	$7,962,406	$(7,823,887)

	As of
Leverage Ratio Covenant	March 31, 2023

Consolidated Total Debt	$422,000,000
Pro Forma Adjusted EBITDAX	$254,990,545
Leverage Ratio	1.65
Maximum Allowed	≤ 3.00x

    The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
* * *

We hope the foregoing response adequately addresses the Staff’s comment. Please do not hesitate to contact me at 281-397-3699 with any questions or comments regarding this letter. You may also contact our counsel, Reid A. Godbolt, Esq. by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com.

Very truly yours,

                                RING ENERGY, INC.

                                /s/ Travis T. Thomas
                                Travis T. Thomas
                                Chief Financial Officer

cc:    Reid A. Godbolt, Esq., Jones & Keller, P.C.

2